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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46313

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/15 (MM/DD/YY) AND ENDING 6/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RENSSELAER SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 KENWOOD STREET

(No. and Street)

LATHAM	NY	12110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARVIN AND COMPANY CPAs

(Name – *if individual, state last, first, middle name*)

11 BRITISH AMERICAN BLVD.	LATHAM	NY	12110
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2016 AUG 30 AM 8:04
SEC / TM

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DENNIS L. O'BRIEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RENSSELAER SECURITIES CORP., as of JUNE 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MARY SWINN
Notary Public, State of New York
No. 4822178
Qualified in Saratoga County
Commission Expires April 30, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RENSSELAER SECURITIES CORP.
FINANCIAL REPORT
JUNE 30, 2016

RENSSELAER SECURITIES CORP.

TABLE OF CONTENTS


MARVIN
AND COMPANY

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
A History of Shaping Futures

Kevin J. McCoy, CPA
Thomas W. Donovan, CPA
Frank S. Venezia, CPA
James E. Amell, CPA
Carol A. Hausamann, CPA
Daniel J. Litz, CPA
Karl F. Newton, CPA
Kevin P. O'Leary, CPA
Timothy A. Reynolds, CPA
Heather R. Lewis, CPA

Heather D. Patten, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder
Rensselaer Securities Corp.

We have audited the accompanying statement of financial condition of Rensselaer Securities Corp. as of June 30, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility Rensselaer Securities Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rensselaer Securities Corp. as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules 1, 2, and 3 on pages 13-15 has been subjected to audit procedures performed in conjunction with the audit of Rensselaer Securities Corp.'s financial statements. The supplemental information is the responsibility of Rensselaer Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information

www.marvincpa.com

An Independent Member of the BDO Alliance USA

11 British American Blvd. Latham, New York 12110-1405 | P: 518-785-0134 | F: 518-785-0299
111 Everts Ave. Queensbury, NY 12804 | P: 518-792-6595 | F: 518-792-6635

presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marvin and Company, P.C.

Latham, New York
August 24, 2016

RENSSELAER SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2016

ASSETS

Assets		
Cash and cash on hand	$	1,678
Investment securities, at fair value		797,217
Other deposit with clearing organization		100,002
Prepaid expenses		2,523
Property, plant and equipment, less accumulated depreciation of $51,733		8,666
TOTAL ASSETS	$	910,086

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Cash overdraft with clearing organization	$	166,584
Accounts payable		21,725
Accrued expenses		2,171
Total Liabilities		190,480
Stockholder's Equity		
Common stock, no par value; shares authorized 200; 50 shares issued and outstanding		100
Additional paid-in capital		125,275
Retained earnings		594,231
Total Stockholder's Equity		719,606
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	910,086

See accompanying notes to financial statements.

RENSSELAER SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2016

Revenue		
Unrealized losses on investment securities, net	$	(11,200)
Realized gains on investment securities, net		221,114
Commission income		2,271
Interest and dividend income		44,986
Total Revenue		257,171
Expenses		
Employee compensation and benefits and related taxes		67,782
Pension expense		10,000
Quotation services		50,767
Clearing and commission fees		42,000
Other operating expenses		97,153
Total Expenses		267,702
Income (Loss) Before Provision for Income Taxes		(10,531)
Provision for Income Taxes		175
Net Income (Loss)	$	(10,706)

See accompanying notes to financial statements.

RENSSELAER SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2016

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, June 30, 2015	$ 100	$ 125,275	$ 742,845	$ 868,220
Net Loss for the Year Ended June 30, 2016	-	-	(10,706)	(10,706)
Stockholder's Distributions	-	-	(137,908)	(137,908)
Balance, June 30, 2016	$ 100	$ 125,275	$ 594,231	$ 719,606

See accompanying notes to financial statements.

RENSSELAER SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2016

Cash Flows From Operating Activities		
Net income	$	(10,706)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation of property, plant and equipment		5,010
Unrealized losses on investment securities, net		11,200
Changes in assets and liabilities		
Investment securities		469,519
Prepaid expenses		(93)
Accounts payable and accrued expenses		(902)
Net Cash Provided By Operating Activities		474,028
Cash Flows Used In Financing Activities		
Stockholder's distributions		(137,908)
Net Increase in Cash and Cash Equivalents		336,120
Cash Overdraft and Cash Equivalents, Beginning of Year		(501,026)
Cash Overdraft and Cash and Cash Equivalents, End of Year	$	(164,906)
Supplemental Disclosure of Other Cash Items		
Interest Paid	$	7,257
Income Taxes	$	175

See accompanying notes to financial statements.

RENSSELAER SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2016

Note 1: Significant Accounting Policies

Organization

Rensselaer Securities Corp. (the Company) was formed in July 1993, for the purpose of providing brokerage services to retail and institutional investors on a fully-disclosed basis. The Company began operations as a broker/dealer in December 1993 and derives a majority of its revenue from trading profits on unlisted fixed income securities.

Revenue Recognition

The Company records security transactions and related expense on a trade date basis.

Income Taxes

The Company has elected to be taxed as an S Corporation under the applicable provisions of the Internal Revenue Code, wherein the Company's income is taxed directly at the shareholder level. Therefore, other than New York State franchise tax, no provision or liability has been provided for federal or state income taxes.

Property, Plant and Equipment

Capital expenditures consisting of office furniture and equipment are depreciated over the estimated useful lives of the related assets ranging from three to ten years using the straight line method.

Advertising

Advertising and promotional costs are expensed as incurred.

Cash and Cash Equivalents

Cash of $1,678 consists of cash in banks and financial institutions and cash on hand. For purposes of the statement of cash flows, the Company also considers cash deposited with the clearing organization to be cash equivalents.

Securities and Exchange Commission Rule 15c3-3 Exemption

The Company was not required to maintain a reserve account under Rule 15c3-3 of the Securities and Exchange Commission at June 30, 2016. Customer transactions are not handled by the Company, rather transactions are processed through a carrying broker, on a fully-disclosed basis. The Company does not maintain margin accounts for their customers. The Company has no liabilities subordinated to the claims of general creditors. The Company is not a member of any securities exchange.

Note 1: Significant Accounting Policies (Continued)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from these estimates.

Fair Value Measurement - Definition and Hierarchy

In 2009, the Company adopted the provisions of Financial Accounting Standards Board Accounting Standards Code ASC 820-10, *Fair Value Measurements*. ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company uses various valuation techniques in determining fair value. ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

The Company had equity securities with fair values totaling $5,920 at June 30, 2016 that used Level 1 inputs.

- Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

The Company had corporate securities with fair values totaling $791,297 at June 30, 2016 that are valued using Level 2 inputs. Fair values are based on recent trades or quoted market prices of comparable instruments. When necessary, the Company utilizes matrix pricing from a third party pricing vendor to determine fair value pricing. Matrix prices are based on quoted prices for securities with similar coupons, ratings, and maturities, rather than on specific bids and offers for the designated security.

Note 1: Significant Accounting Policies (Continued)

Fair Value Measurement - Definition and Hierarchy

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company has no Level 3 inputs.

The availability of observable inputs can vary and is affected by a wide variety of factors. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. There were no changes in the valuation techniques during the current year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments with the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the year ended June 30, 2016, there were no transfers between levels 1, 2, and 3.

Accounting for Uncertainty in Income Taxes

ASC 740-10, requires entities to disclose in their financial statements the nature of any uncertainty in their tax position. The Company implemented this policy in 2009 and its current accounting policy for evaluating uncertain tax positions is in accordance with generally accepted accounting principles. The Company has not recognized any benefits from uncertain tax positions in 2016 and believes it has no uncertain tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of June 30, 2016.

Subsequent Events

Management has evaluated subsequent events or transactions occurring through August 24, 2016, the date the financial statements were available to be issued, and determined that there are no subsequent events that require recording or disclosure.

Note 2: Other Deposits

The Company has a required interest bearing deposit with its clearing organization. This account is subject to withdrawal restrictions and is not used for clearing security transactions. The funds are invested in cash, U.S. Treasury Bills, or a money market fund. The fair value of the good faith deposit was $100,002 at June 30, 2016.

Note 3: Investments

Investment securities are recorded at fair value, with net unrealizable gains and losses recognized in revenue. Realized gains and losses on securities sold are derived using the specific identification method for determining cost of securities sold. The Company's investment securities consist of corporate bonds from the financial services sector.

Note 4: Other Operating Expenses

Other operating expenses consisted of the following for the year ended June 30, 2016:

Other Operating Expenses	
Consulting and temporary help	$ 1,096
Professional fees	37,206
Occupancy	12,000
Regulatory dues and fees	3,847
Office expenses	9,462
Communications	7,135
Insurance and bonding	657
Depreciation and amortization	5,010
Margin interest	7,257
Meals, travel and entertainment	13,163
Repairs	320
Total Other Operating Expenses	$ 97,153

Note 5: Pension Benefits

The Company maintains a qualified retirement plan. The plan is a defined contribution plan that cover employees 21 years or older that have provided 1,000 hours of service per year. The plan allows a discretionary contribution up to 25% of compensation. The amount contributed annually to the plan is allocated to the qualifying participants in the ratio that each qualifying participant's compensation for the plan year bears to the total compensation of all qualifying participants for the plan year. In the plan, participants vest 20% per year after their first year and are fully vested after five years of participation. The normal retirement age under the plan is 59½ years old. The total contributed to the plan was $10,000 for the year ended June 30, 2016.

Note 6: Income Taxes

Income tax expense consisted of the following for the years ended June 30 2016:

Current Income Tax	
State	$ 175

The Company elected to be treated as a Sub-Chapter S-Corporation beginning January 1, 1999 and accordingly changed its tax reporting year-end to December 31. Under these provisions, the Company will generally not pay Federal income taxes and will be only subject to State income taxes based on the required minimum franchise tax.

Note 7: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operation and shall not exceed 15 to 1 in subsequent years (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2016 the Company had net capital, as defined, of $637,990 which was $537,990 in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .30 to 1 at June 30, 2016.

Note 8: Commitments And Contingent Liabilities

Off-Balance-Sheet Risk

The Company engages in the business of a broker and dealer in securities as defined in Note 1 to the basic financial statements. The inherent risk of this business is the ability of the Company to properly execute all customer initiated transactions, if any, including the proper safeguarding and transfer of customer owned securities. During the year ended June 30, 2016, the Company did not hold customer securities.

Litigation

Management was not aware of any pending or threatened litigation that could result in any material adverse effect on the Company's financial condition as of June 30, 2016.

Operating Leases

The Company leased office space under an operating lease at $1,000 per month on a month-to-month basis

Note 9: Margin Account

The Company will occasionally purchase securities on margin for the Company's account. These loans are short term in nature. The interest rate charged on margin loans is 1% above the brokers call. The loan is collateralized by Securities owned by the Company. Margin interest is charged on the net cash overdraft balance with the clearing organization.

RENSSELAER SECURITIES CORP.
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2016

Net Capital		
Total Stockholder's Equity Qualified for Net Capital	$	719,606
Deductions and/or charges		
Non-allowable assets		
Petty cash		450
Property, plant and equipment		8,666
Prepaid expenses		2,523
Total Non-Allowable Assets		11,639
Net Capital Before Haircuts on Securities Positions		707,967
Haircuts on Securities		70,870
Net Capital	$	637,097
Aggregate Indebtedness		
Items Included in the Statement of Financial Condition		
Cash overdraft	$	166,584
Accounts payable		21,725
Accrued expenses		2,171
Total Aggregate Indebtedness	$	190,480
Computation of Basic Net Capital Requirement		
6 2/3% of aggregate indebtedness	$	12,705
Minimum net capital requirement		100,000
Excess Net Capital Over Minimum Net Capital Requirement		537,097
Excess Net Capital at 1000%*		517,097

*Calculated as Net Capital - (Total Minimum Capital x 120%) or
(Total Aggregate Indebtedness x 10%)

Reconciliation with Corporation's Computation (included in Part II of Form X-17A-5)

Net Capital, as reported in Corporation's Part II (Unaudited)		
FOCUS Report	$	637,097
Net Audit Adjustments		0
Net Capital Per Above	$	637,097

Note: There are no material differences between the Company's computation of net capital as filed in the unaudited Form X-17-A-5 as of June 30, 2016 and the above schedule.

RENSSELAER SECURITIES CORP.
SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2016

Credit Balances	
Free credit balances and other credit balances in customer's security accounts	$ -
Monies borrowed, collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to received (including credit balances in continuous net settlement accounts)	-
Credit balances in firm accounts which are attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-
Market value of short security count differences over 30 calendar days old	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-
Total Credit Items	-
Debit Balances	
Debit balances in customers' cash and margin accounts excluding deductions pursuant to rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities filed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	-
Other	-
Total Debit Items	-
Total Administrative Expenses	-
Reserve Computation	
Excess of total debits over total credits	-
Required deposit	$ -

Note: There is no material difference between the Rensselaer Securities Corp. (RSC) computations of reserve requirements as filed in Form X-17a-5 (FOCUS report filed quarterly by RSC) and the above schedule. RSC is exempt from Rule 15c3-3 as customer securities are not held by RSC.

RENSSELAER SECURITIES CORP.
SCHEDULE 3
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED JUNE 30, 2016

During the year ended June 30, 2016, Rensselaer Securities Corp. was exempt from the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission as all customer transactions were cleared on a fully-disclosed basis with a clearing broker/dealer. All customer funds and securities were transmitted to the clearing broker/dealer which carries all of the accounts of such customers.